UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 Ten Stix, Inc.
               --------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                   88024N 10 6
                                   -----------
                                 (CUSIP Number)

                                 Dave Stefanski
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                                -----------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 24, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 88024N 10 6                                          Page 2 of 5 Pages


1    NAME OF REPORTING PERSON

     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

          Rapid Funding, LLC
          Andrew S. Miller

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) /_/
                                                               (b) /_/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                          Rapid Funding LLC - Colorado
                   Andrew S. Miller - United States of America


     NUMBER OF                   7    SOLE VOTING POWER
     SHARES                           Rapid Funding LLC - 9,502,500
     BENEFICIALLY                     Andrew S. Miller - 9,582,500
     OWNED BY
     EACH                        8    SHARED VOTING POWER
     REPORTING                        0
     PERSON
     WITH                        9    SOLE DISPOSITIVE POWER
                                      Rapid Funding LLC -  9,502,500
                                      Andrew S. Miller - 9,582,500

                                 10   SHARED DISPOSITIVE POWER
                                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Rapid Funding LLC - 9,502,500
          Andrew S. Miller - 9,582,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Rapid Funding LLC - 48.4%
          Andrew S. Miller - 48.8%

14   TYPE OF REPORTING PERSON*

          Rapid Funding, LLC - CO
          Andrew S. Miller - IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Ten Stix, Inc., a Colorado corporation ("Ten Stix"). Ten Stix maintains its principal executive offices at 3101 Riverside Drive, Idaho Springs, Colorado 80452.

ITEM 2. IDENTITY AND BACKGROUND.

     Rapid Funding, LLC, a Colorado limited liability company ("Rapid Funding") is the acquiring corporation of the securities. Its principle business is a holding company for the Ten Stix securities. Its principal office is 200 Spruce Street, Suite 200 Denver, Colorado 80230.

     During the last five years Rapid Funding has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Andrew S. Miller is an individual who is the sole member and manager of Rapid Funding, and as such may be deemed to be the beneficial owner of the shares held by Rapid Funding, LLC. Andrew S. Miller is a self employed executive of Sevo Miller, Inc. His business address is 200 Spruce Street, Suite 200 Denver, Colorado 80230.

     During the last five years Andrew S. Miller has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 9,502,500 securities that are the subject of this Schedule 13d were previously held by Thomas E. Sawyer ("Sawyer") and Tony A. Cranford ("Cranford"), officers and directors of Ten Stix and were collateral for a note issued to Rapid Funding by Robert and Jodi Stevens. Upon default of the note, Rapid Funding foreclosed upon the collateral securing the note. Andrew S. Miller, as the sole member and manager of Rapid Funding, and as such, may be deemed to be the beneficial owner of these securities.

ITEM 4. PURPOSE OF TRANSACTION.

     To obtain the collateral securing the note as a result of the default by Sawyer and Cranford. Rapid Funding intends to remove Sawyer and Cranford as officers and directors of Ten Stix and appoint replacements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Rapid Funding acquired 9,502,500 shares of Ten Stix by foreclosing upon the securities held by Sawyer and Cranford, which were collateral securing a note promissory note from Robert and Jodi Stevens. The 9,502,500 shares represent approximately 48.4% of the outstanding common stock of Ten Stix. Andrew S. Miller is the sole member and manager of Rapid Funding. Additionally Andrew S. Miller owns 80,000 shares individually. Andrew S. Miller may be deemed to be the beneficial owner of 9,582,500 shares, representing 48.8% of the outstanding common stock of Ten Stix.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2003                      Rapid Funding, LLC

                                      /s/ Andrew S. Miller
                                      -----------------------------------
                                      Andrew S. Miller, Manager


December 3, 2003                      Andrew S. Miller

                                      /s/ Andrew S. Miller
                                      -----------------------------------
                                      Andrew S. Miller